February 4, 2019

BY EDGAR Ms. Cecilia Blye, Chief Office of Global Security Risk Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	HSBC Holdings plc (“HSBC”) Form 20-F for Fiscal Year Ended December 31, 2017 Filed February 20, 2018 File No. 001-14930

Dear Ms. Blye:

On behalf of our client HSBC, I write to request an additional extension of time to respond to your comment letter (the “Comment Letter”) dated December 18, 2018, relating to the above- referenced filing. Due to the original timing of the Comment Letter, the nature and extent of the information you have requested and the fact that HSBC is currently in the middle of the year-end reporting process, HSBC respectfully requests an extension of the date by which to respond to the Comment Letter to February 11, 2019 at the latest.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time. You can reach me in London at +44 20 7614 2230.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:	Mr. Pradip Bhaumik, Securities and Exchange Commission
Mr. Ewen Stevenson, HSBC Holdings plc Mr. Gavin Francis, HSBC Holdings plc